UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

DAWSON GEOPHYSICAL COMPANY

(Name of Subject Company)

WB ACQUISITIONS INC.

(Offeror)

WILKS BROTHERS, LLC

(Parent of Offeror)

(Names of Filing Person)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

00782L107

(CUSIP Number of Class of Securities)

Robert Willette

17010 Interstate Highway 20

Cisco, Texas 76437

(817) 850-3600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:

Michael S. Telle, Esq.

Vinson & Elkins L.L.P.

1001 Fannin Street, Suite 2500

Houston, TX 77002

(713) 758-2350

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$50,771,769	$4,706.54

*

Estimated solely for purposes of calculating the filing fee. The calculation of the transaction value is determined by adding the sum of (i) 21,362,337 shares of common stock, par value $0.01 per share, of Dawson Geophysical Company (“Target”) not owned by the Offeror or its affiliates multiplied by the offer price of $2.34 per share and (ii) 335,000 shares subject to issuance upon settlement of outstanding restricted stock units multiplied by the offer price of $2.34 per share. The calculation of the filing fee is based on information provided by the Company as of October 29, 2021.

**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0000927.

☒

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $4,706.54	Filing Party: WB Acquisitions Inc.
Form or Registration No.: Schedule TO	Date Filed: November 1, 2021

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

INTRODUCTION

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on November 1, 2021 (the “Schedule TO”) relating to the offer by WB Acquisitions Inc. (“WB”), a Delaware corporation and wholly-owned subsidiary of Wilks Brothers, LLC (“Wilks”), to purchase for cash, less any applicable withholding taxes, the shares of the common stock of Dawson Geophysical Company (“Dawson”).

Only those items amended or supplemented are reported in this Amendment No. 1. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 1 does not modify any of the information previously reported on the Schedule TO. You should read this Amendment No. 1 together with the Schedule TO, the Offer to Purchase, dated November 1, 2021 (the “Offer to Purchase”) and the related Letter of Transmittal, as each may be amended or supplemented from time to time.

Cover Page.

In the Offer to Purchase, the sixth paragraph on the cover page is hereby amended and restated to read as follows:

“If, after two 65% Threshold Extensions have occurred, the 80% Minimum Condition has not been met, then the Offer will expire unless Merger Sub and Target mutually agree that Merger Sub may accept for purchase Shares tendered in the Offer even though the 80% Minimum Condition has not been satisfied. If Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, Merger Sub and Target may also mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger. If Merger Sub and Target agree that Merger Sub will accept for purchase Shares representing less than the 80% Minimum Condition, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated.”

Summary Term Sheet.

•	On page 5 of the Offer to Purchase, the paragraph entitled “Failure to Reach the 80% Minimum Tender Condition Following the 65% Threshold Extensions” is hereby amended and restated to read as follows:

“If, after two 65% Threshold Extensions have occurred, the 80% Minimum Condition has not been met, then the Offer will expire unless Merger Sub and Target mutually agree that Merger Sub may accept for purchase Shares tendered in the Offer (the time Merger Sub first accepts for payment Shares validly tendered in the Offer, the “Acceptance Time”) even though the 80% Minimum Condition has not been satisfied. If Merger Sub accepts for purchase Shares representing less than the 80% Minimum Condition, Merger Sub and Target may also mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the merger of Merger Sub with and into Target, with Target surviving such merger (such merger, the “Merger”). If Merger Sub and Target agree that Merger Sub will accept for purchase Shares representing less than the 80% Minimum Condition, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated.”

•

On page 7 of the Offer to Purchase, the first paragraph under the question “Will the Offer be followed by the Merger if not all of the Shares are tendered in the Offer?” is amended and restated to read as follows:

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“If we consummate the Offer and the 80% Minimum Condition is met, then, in accordance with the terms of the Merger Agreement, Target will convene the Target Shareholder Meeting to solicit the Target Shareholder Approval and complete the Merger pursuant to the TBOC. Merger Sub intends to vote the Shares it acquires pursuant to the Offer in favor of the Merger at such Target Shareholder meeting. If the 80% Minimum Condition is not satisfied at the Initial Expiration Date, but the 65% Threshold is met, then Merger Sub will extend the Offer for up to two successive 10 business day extensions in an effort to reach the 80% Minimum Condition. On the Expiration Date, if the 65% Threshold is reached, but the 80% Minimum Condition is not met, Parent and Target may mutually agree to amend or waive the 80% Minimum Condition (except for any amendment having the effect of increasing the percentage of Shares required to meet the 80% Minimum Condition above 80%) and close the Offer. In that case, Target and Merger Sub may mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger.”

•

On page 7 of the Offer to Purchase, the following text is hereby added as the second to last paragraph under the question “Will the Offer be followed by the Merger if not all of the Shares are tendered in the Offer?”:

“If Merger Sub and Target agree that Merger Sub will accept for purchase Shares representing less than the 80% Minimum Condition, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated. We are making the Offer because we want to acquire control of Target and ultimately cause Target to be owned by Parent and its affiliates. Accordingly, Merger Sub expects that its determination as to whether to waive the 80% Minimum Condition and seek the Company Shareholder Approval would depend primarily upon the number of Shares validly tendered at the Expiration Time, and based there on the perceived ability to obtain the Company Shareholder Approval at the Company Shareholder Meeting.”

•	On page 10 of the Offer to Purchase, “Until what time can I withdraw tendered Shares?” is hereby amended and restated to read as follows:

“You may withdraw some or all of the Shares that you have previously tendered in the Offer at any time before the Expiration Date and, if such Shares have not yet been accepted for payment as provided herein, any time after December 31, 2021, which is 60 days from the date of the commencement of the Offer. See “The Offer—Section 4—Withdrawal Rights.””

Introduction.

In the Offer to Purchase, the eighth paragraph of the Introduction” section is hereby amended and restated to read as follows:

“Other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer.” See also “The Offer—Section 16—Certain Legal Matters; Regulatory Approvals.” In certain situations, Target and Parent may mutually agree to amend or waive the 80% Minimum Condition and close the Offer. Target and Merger Sub may mutually agree to proceed with holding the Target Shareholder Meeting and seeking the Target Shareholder Approval to consummate the Merger. In that case, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated.”

Terms of the Offer.

In the Offer to Purchase, the third paragraph of the “Terms of the Offer” section is hereby amended and restated to read as follows:

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“We have agreed in the Merger Agreement that, subject to our right to terminate the Merger Agreement pursuant to its terms, if any of the Offer Conditions are not satisfied or waived at any scheduled Expiration Date, Merger Sub shall extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by the rules and regulations of NASDAQ or applicable law. The Offer will terminate on the Initial Expiration Date if, on such date, there have not been validly tendered a number of Shares that meet the 65% Threshold, and Merger Sub does not expect to provide any extension of the Expiration Date in connection with such termination. If the 80% Minimum Condition is not satisfied on the Initial Expiration Date, but the 65% Threshold is met, then Merger Sub shall provide for up to two successive 65% Threshold Extensions. The Merger Agreement provides that either Merger Sub or Target may abandon and terminate such agreement if the Acceptance Time has not occurred on or before 5:00 p.m. (New York City time) on the date that is twenty-two (22) business days after the commencement of the Offer; provided, however, that the Offer End Date shall be automatically extended to accommodate any mandatory extensions of the Offer pursuant to the Merger Agreement (subject to certain exceptions for breach, or otherwise); and provided further, that in no event shall Merger Sub be permitted to extend the Offer beyond the Offer End Date without the prior written consent of Target. For the avoidance of doubt, the Offer shall remain open through the Offer End Date. If Merger Sub and Target agree that Merger Sub will accept for purchase Shares representing less than the 80% Minimum Condition, Merger Sub would (a) disseminate additional tender offer materials disclosing its intention to accept for purchase Shares representing less than the 80% Minimum Condition and disclosing its intentions with respect to proceeding with the Target Shareholder Meeting and seeking the Target Shareholder Approval and (b) extend the Expiration Date by at least five business days from the date such additional tender offer materials are disseminated.”

Guaranteed Delivery.

In the Offer to Purchase, the last bullet in the “Guaranteed Delivery” section is hereby amended and restated to read as follows:

“the certificates for all such tendered Shares (or a confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) together with any required signature guarantee (or an Agent’s Message) and any other required documents, are received by the Depositary within two NASDAQ trading days after the date of execution of the Notice of Guaranteed Delivery.”

Withdrawal Rights.

In the Offer to Purchase, the second paragraph in the “Withdrawal Rights” section is hereby amended and restated to read as follows:

“If we extend the period of time during which the Offer is open, then, without prejudice to our rights under the Offer, the Depositary may, on our behalf, retain all Shares tendered, and such Shares may not be withdrawn except to the extent that you duly exercise withdrawal rights as described in this Section 4.”

Conditions to the Offer.

In the Offer to Purchase, Condition (C) in the “Conditions to the Offer” section is hereby amended and restated to read as follows:

“(C) there shall not have been instituted or pending any Action by any Governmental Authority of competent jurisdiction (1) challenging or seeking to make illegal or otherwise directly or indirectly to prohibit the making of the Offer, the acceptance for payment of or payment for some or all of the Shares by Parent or Merger Sub or the consummation of the Merger or (2) seeking to impose any requirement to sell, divest, lease, license, transfer, dispose of or otherwise encumber or hold separate (including by establishing a trust or otherwise), or take any other action (including by Parent or Merger Sub providing its consent to permit the Company or any of its Subsidiaries to take any of the foregoing actions), or enter into any settlement, undertaking, consent decree, stipulation or agreement requiring any such action, or otherwise proffer or agree to do any of the foregoing, with respect to any of the businesses, assets or properties of Parent, the Company or any of their respective Affiliates or Subsidiaries;”

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: November 17, 2021

WB ACQUISITIONS INC.

By:	/s/ Matt Wilks
Name:	Matt Wilks
Title:	Director

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